UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER

SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CBOE HOLDINGS, INC.

(Name of Subject Company)

CBOE HOLDINGS, INC.

(Name of Filing Person)

Class A-1 Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joanne Moffic-Silver

Executive Vice President, General Counsel & Corporate Secretary

CBOE Holdings, Inc.

400 South LaSalle Street

Chicago, Illinois 60605

(312) 786-5600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

David McCarthy

Richard Miller

Schiff Hardin LLP

233 S. Wacker Drive

Chicago, Illinois 60606

(312) 258-5500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$149,592,825	$10,666

(1)                                  Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of a total of 5,983,713 shares of the outstanding class A-1 common stock, par value $0.01 per share, at the tender offer price of $25.00 per share.

(2)                                  The fee is $71.30 per $1,000,000 of the aggregate offering amount (or .00007130 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid: $10,666	Filing Party: CBOE Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 13, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 to the Tender Offer Statement on Schedule TO relates to the offer by CBOE Holdings, Inc., a Delaware corporation (the “Company”), to purchase up to 5,983,713 shares (as amended) of its class A-1 common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price of $25.00 per share (as amended), in cash, without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as each has been amended and supplemented from time to time, together constitute the “Offer.”

This Amendment No. 5 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase, the related Letter of Transmittal and a Supplement to the Offer to Purchase were previously filed with the Schedule TO as Exhibits 99(a)(1)(i), 99(a)(1)(ii) and 99(a)(1)(iii), respectively.

The information in the Offer to Purchase and the related Letter of Transmittal, as previously amended and supplemented, is incorporated in this Amendment No. 5 to the Tender Offer Statement on Schedule TO in response to all the applicable items in the Schedule TO.

The tender offer expired at 5:00 p.m., New York City time, on November 23, 2010 and was not extended. Based on the final count by BNY Mellon Shareowner Services, the depositary for the tender offer, 12,351,236 shares of class A-1 common stock were validly tendered and not withdrawn pursuant to the tender offer. The Company accepted for payment 5,983,713 shares, the full number of shares sought in the tender offer, at $25.00 per share.

On November 24, 2010, the Company issued two press releases, one announcing preliminary results of the tender offer and one announcing the final results of the tender offer. The press releases are included herein as Exhibits 99(a)(5)(v) and 99(a)(5)(vi) and are incorporated herein by reference.

ITEM 12.   EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

99(a)(5)(v)	Press Release, dated November 24, 2010, announcing preliminary results of the tender offer

99(a)(5)(vi)	Press Release, dated November 24, 2010, announcing final results of the tender offer

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SIGNATURE

After due inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2010	CBOE HOLDINGS, INC.

	By:	/s/ JOANNE MOFFIC-SILVER
Joanne Moffic-Silver
Executive Vice President, General Counsel
& Corporate Secretary

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EXHIBIT INDEX

99(a)(1)(i)	Offer to Purchase, dated October 13, 2010.*

99(a)(1)(ii)	Letter of Transmittal.*

99(a)(i)(iii)	Supplement to the Offer to Purchase, dated November 8, 2010*

99(a)(5)(i)	Letter to Shareholders from William J. Brodsky, Chairman and Chief Executive Officer of CBOE Holdings, Inc., dated October 13, 2010.*

99(a)(5)(ii)	Press Release, dated October 13, 2010.*

99(a)(5)(iii)	Notice to Certain Holders, dated November 1, 2010*

99(a)(5)(iv)	Press Release, dated November 8, 2010*

99(a)(5)(v)	Press Release, dated November 24, 2010, announcing preliminary results of the tender offer

99(a)(5)(vi)	Press Release, dated November 24, 2010, announcing final results of the tender offer

99(d)(2)	Amended and Restated Certificate of Incorporation of CBOE Holdings, Inc. (incorporated by reference to Annex C to the Registration Statement on Form S-4 (333-140574) of CBOE Holdings, Inc.)

*                 Previously filed.

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